Pursuant to Rule 424(b)(3)
Registration No. 333-74100

PROSPECTUS SUPPLEMENT DATED JANUARY 3, 2003, TO PROSPECTUS
DATED JANUARY 17, 2002

CRAY INC.

Common Stock

     On December 27, 2002, we called our 5% convertible subordinated debentures due November 6, 2004, for redemption. All holders converted all of their debentures on or prior to December 31, 2002. In connection with the conversion of all the debentures, we issued to the holders of the debentures an aggregate of 3,973,935 shares of our common stock, as follows:

Holder	Shares Issued

Riverview Group, LLC	2,136,525
Omicron Master Trust	854,610
Laterman & Co.	213,652
Forevergreen Partners	213,652
Clarion Capital Corporation	427,305
The Morton A. Cohen Revocable Living Trust	128,191

     These shares may be resold by the above selling shareholders pursuant to the Prospectus, dated January 17, 2002, as supplemented.